PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                              TSX-V: “DJE”

FOR IMMEDIATE RELEASE:                                                                  September 20, 2006

Dejour Enterprises Ltd. Uranium Exploration Update

Vancouver, British Columbia, Canada, September 20, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”) Robert L. Hodgkinson, Chairman & CEO is pleased to provide an update on the uranium exploration program on the 100% owned projects in the Athabasca Basin, Saskatchewan, totalling 966,989 acres.

Since the last exploration update (see Press Release dated July 13, 2006) Dejour has drilled an additional 1671 metres in seven (7) holes to follow up on significant results intersected in drilling on the R-Seven, Meanwell Lake and Sand Hill Lake projects. Of particular interest are the Sand Hill Lake results where two holes were drilled (SH06-7, -8) to follow up  elevated sandstone geochemistry and alteration in hole SH06-06 (to 1.86 ppm U and 833 ppm B), drilled in June. Hole SH06-08 intersected similar values (to 1.45 ppm U); Hole SH06-07 intersected stronger alteration in the sandstone (to 4.63 ppm U, 573 ppm B) and in the bleached sheared graphitic basement rocks (up to 47.6 ppm U and 1056 pp B). This hole also shows a 10m offset of the unconformity relative to the surrounding holes. Of note is that there is very little historical drilling (10 holes) along the entire 6000 metre strike length of this conductive horizon. These results confirm that this conductive system is of definite interest – there is graphite, faulting, alteration and anomalous geochemistry in both the sandstone and basement. Most positively the target is shallow, less than 200m. The Sand Hill Lake project is adjacent to the Cameco Virgin River property where drilling is in progress to extend the significant uranium mineralization of the Centennial Zone discovery. Cameco considers this Virgin River property as one of their most important greenfields projects.

On the Meanwell Lake project two holes were drilled to follow up on hole MW06-2 (to 4.8 ppm U). Results were encouraging with 2.99 ppm U at the unconformity in hole MW06-4. On the R-Seven property three holes were drilled in July .Two holes were drilled to follow up hole RS06-06 (2.18 ppm U) and intersected zones of bleaching and quartz dissolution in the sandstone but no significant radioactivity or uranium. Hole RS06-09 was drilled to test near HK-006, an historic hole which intersected 1079 cps at the unconformity. RS06-09 intersected several sections of bleached and fractured sandstone, and 3.68 ppm U and 66ppm lead at the unconformity. The alteration, structure and elevated uranium and lead content confirm the validity of this target.

On the Sand Hill Lake and Virgin Trend North projects Dejour has budgeted $800,000 to complete 140 line km. of very deep penetrating AMT surveys to define certain deeply buried graphitic horizons. Dejour has contracted Empulse Geophysics Ltd  and Quantec Geophysics to complete these surveys by the end of October 2006. Preliminary results show deep conductive zones on the Virgin Trend North similar to and along strike from Cameco’s Centennial Zone discovery where drilling has intersected uranium mineralization (5.83%U3O8) at the unconformity in multiple drill holes.

Dejour has also contracted Geotech Ltd. to fly 3900 km of additional VTEM surveys by the end of October 2006, budgeted at $650,000. This includes a detailed VTEM survey on the Sand Hill Lake property over a certain highly anomalous area drilled in the 2006 program. This survey will provide in depth geophysical information which should better define the basement geology, structural setting and size of this anomaly.  The results of this survey, combined with the significant 2006 drilling results will be used to finalize the drilling  program contemplated for the winter of 2007. Also included in this contract, Dejour will conclude VTEM surveys over its 8 eastern Athabasca projects and on additional claims  acquired to cover conductors detected by the 2005 MEGATEM II surveys.

J. Allan McNutt, P. Geo., M.A.Sc., is the qualified person for Dejour’s uranium projects.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com